

September 8, 2011

Via E-mail
Mr. Armando Anido
President and CEO
Auxilium Pharmaceuticals, Inc.
40 Valley Stream Parkway
Malvern, PA 19355

   Re: **Auxilium Pharmaceuticals, Inc.**
       Form 10-K for the Year Ended December 31, 2010
       Filed March 1, 2011
       Form 10-Q for the quarter ended June 30, 2011
       Filed August 2, 2011
       File No. 0-50855

Dear Mr. Anido:

  We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

  After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the year ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operational Highlights
Research and Development, page 85

 1. Please provide us proposed revised disclosure to be included in future periodic reports that provides the following information for each of your research and development projects:

   • The costs incurred during each period presented and to date. If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project;

- The nature of efforts and steps necessary to complete the project;
- The risks and uncertainties associated with completing development; and
- The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project.

Form 10-Q for the quarter ended June 30, 2011

Summary of Significant Accounting Policies

(d) XIAFLEX Revenue Recognition
Product Sales, page 10

2. You disclose that in March 2010, you began shipping XIAFLEX to your specialty distributor and specialty pharmacy customers. Since XIAFLEX was new to the marketplace, you could not reasonably assess the flow of product through its distribution channels, market acceptance and potential product returns. As a result, you deferred the recognition of revenues, and related product costs, on XIAFLEX product shipments until the time the product was shipped to physicians for administration to patients. Based on historical experience gathered through the end of the first quarter of 2011, you began in the first quarter of 2011 to recognize revenue for XIAFLEX sales at the time of shipment of the product to its specialty distributor, specialty pharmacy and wholesale customers. Please tell us the historical data that you accumulated in approximately 12 months that led you to change your accounting policy for recognizing sales for a novel new drug. Please disclose why you believe you have met the conditions of ASC 605-15, such that you recognize revenue at date of shipment to wholesalers. In your response, please also address the "other factors" conditions in SAB Topic 13(A)(4)(b).

3. Please clarify what you mean by "These royalty payments are being recognized by the Company as revenue in payment for the products supplied to Pfizer." It appears that the royalty payment and product payment relates to items that have separate revenue recognition criteria. Please provide us your accounting basis and reference the accounting guidance that supports your accounting treatment.

(e) New Accounting Pronouncements, page 10

4. Please provide us proposed revised disclosure to be included in future periodic reports that provides the information required by ASC 605-25-65-1c. and d. as well as 605-28-65-1.c.

5. Collaboration and License Agreement, page 12

5. Regarding the Asahi agreement, please provide us the following information:

- the criteria the manufacturing and supply element met for separation to be treated as a single unit of account and the accounting guidance that supports your accounting;
- your revenue recognition accounting policy related to the manufacturing and supply element of the agreement;
- why the upfront payment and all potential future milestones are considered one single unit of accounting;
- the accounting guidance that supports recognizing future milestone receipts with a cumulative catch-up adjustment on the date each milestone is earned for the period of time since the contract commencement though the date of the milestone; and
- why the 20 year estimated contract period is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant